Exhibit 21

Subsidiaries

Ingenious Paragon Global Limited, a British Virgin Islands company

Forever Well Asia Pacific Limited, a Hong Kong company

Guangxi Liuzhou Baicaotang Medicine Limited (“WFOE”), a wholly-foreign owned enterprise, incorporated in the People’s Republic of China

Hefeng Pharmaceutical Co. Limited, which is incorporated in the People’s Republic of China

Guangxi Liuzhou Baicaotang Medicine Retail Limited, which is incorporated in the People’s Republic of China.